Exhibit 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q2 FY 10 RESULTS
OCTOBER 09, 2009

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
 Infosys Technologies – COO

V. Balakrishnan
 Infosys Technologies – CFO

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Amitabh Chaudhry
Infosys BPO - CEO

MEDIA PARTICIPANTS

Gautam Das
Deccan Chronicle

Balaji
Rediff

Shamit Paul
Business Line

Rahul
Business Today

Biju
Business Standard

Akansha
Cybermedia

Hari
Bloomberg

Sumeet
Reuters

Deepak
Business Standard

Sarah

Good afternoon and welcome everybody to Infosys Q2 Results. We will start off today proceeding with the presentation by Kris on the company’s financial performance. This will be followed by a discussion with Shibu on the company’s operational performance. Kris will then share the financial outlook and then we will head into the Q&A session. In the Q&A session please press the red button in front of you, please state your name and then the question. Over to Kris.

Kris Gopalakrishnan

Thank you Sarah. And good afternoon to everyone. There has been an all round excellent performance this quarter, sequentially the revenue has increased by 2.8%. In constant currency terms the revenue increased by 1.3%, volumes increased by 2.3%, offshore volumes increased by 3%. On the revenue per employee, pricing side, we saw a slight improvement. Blended pricing went up by 0.4%, utilization improved to 73.2%. And we continue to recruit people, this quarter we have added gross 6,000 odd employees. We have announced a compensation increase of 8% in India and 2% outside India. So all round good performance and now I will share some details with you. This is a safe harbor statement.

So the income in Rupees is Rs.5585 Crores for the quarter ended September 30th, year-on-year growth 3.1%. The net profit after tax is Rs. 1540 Crores, year-on-year growth of 7.5%. Earnings per Share increased to Rs. 26.86 from last year’s Rs. 25.02 which is again an year-on-year growth of 7.5%. 35 new clients were added in this quarter. Total, as I said 6069 employees were added at the gross level. The number of employees now stands at 105,000.

Here are the details from the P&L. As I said earnings per share of Rs.26.86 diluted 26.83. Now I will hand it over to Mr. Shibulal for giving you more details about the operations and then I will come back and take you through the guidance. Thank you.

S.D. Shibulal

Good morning everyone. Just to give you some color on the results, we see that the demand environment has stabilized. Clients are making some decisions especially in the area of mergers and acquisitions. Organization in the BFSI segment who have gone through mergers and acquisitions are finally taking those decisions which are required to do rationalization of systems and that is leading to opportunities for us in the BFSI segment as well as in the system integration space, but at the same time clients remain very cautious. As per the client survey which we did recently through our sales folks, we find that the recovery is expected to be protracted and means more are more customers are saying that the recovery will be into late 2010.

They also continue to be selective in spending. So we are seeing stability and caution both simultaneously in the markets. We are not expecting a budget flush end of this year. There may be money left in the budgets but we are not expecting that the clients will spend it because we believe that the organizations will continue to be cautious and conservative in spend. Next year’s budget, we expect to be somewhat flat with a very small upturn.

So here are some of the details, North America versus Europe. Their percentages have remained somewhat same, US has grown marginally. Utilization excluding trainees has gone up to 73%. Our comfort level is 77% to 80%, last quarter it was 71%. Time and material, fixed price there is no material change. Onsite-offshore ratio again there is not much, onsite has marginally come down in revenue terms.

Clients we have added 35 new clients. 3 of them are Fortune 500 clients. Our total number of clients in the Fortune 500 space has reached 112 which is a very good number to have. 330 clients have given us million dollar revenue on LTM basis. And our top client has come down to 4.6%. Growth has been overall all around this quarter, Top 10 customers grew by 5.8% and the remaining grew by 1.8% which means that the contribution to growth came from all our clients. Our accounts receivable are extremely healthy at 56 days.

These are some of the awards and recognitions in this quarter. For example, Fortune Magazine has ranked us one of the 100 Fastest Growing Companies in 2009. We are the only Indian IT services company in the world’s supercharged performers.

Client acquisition and expansion of services - as I said, we are seeing traction in BFSI, retail and some traction in energy and utilities. Manufacturing continues to be challenging. We believe it will take some more time for manufacturing to pickup. From a service line perspective, there is traction in BPO, infrastructure management and system integration. These are some of the specific wins. Finacle continues to grow strong. It added 4 clients this quarter, 2 of them in Europe, Middle East and Africa. 11 clients went live for Finacle this quarter. We have been awarded a new patent this quarter, Automated Service Software Testing Architecture using a multi-level framework. We have applied for 4 new patents in US. And that takes the number to 203.

Here are some of the updates on the new markets. We are setting up a new development center, the first development center in Brazil. The China development center has crossed 1000 people. We are continuing to hire in China.

On the HR front, we have added 6000 people this quarter gross, 1500 people net. Our total number is at 105,000. The lateral recruitment is 1,000 people this quarter. And attrition is about 11%. Update on infrastructure, we have 24 million square feet which can accommodate 106000 people at this point. Another 2 million in construction. So just to conclude as I said, the demand environment has stabilized that is what we are seeing in the market but the clients continue to be cautious and while they are taking decisions, they are cautious about the recovery in the economic market. With that let me hand it back to Kris. Thank you.

Kris Gopalakrishnan

Thanks Shibu. We have revised our guidance upwards. The income is expected to be in the range of Rs. 5429 to Rs. 5496 Crores. Earnings per share are expected to be in the range of Rs. 23.35 to Rs. 23.56. Overall for the year, the income is expected to be in the range of Rs. 21,961 to Rs 22,055 Crores. The numbers are actually better than what we started for the year. And Earning per Share is Rs.99.6 to Rs.100, again better than what we projected. We have assumed a conversion rate of Rs. 47 to a Dollar. We are considering the volatility in the Rupee. We said rather than using the quarter end, we are going to use 47. Rupee is even higher than this at this point.

In summary the model has proved to be resilient, the model has come out to be very strong. Our strategy has been to build on our strengths and I think that is starting to pay off. If you look at our ability to continue to focus on our clients, benefit from consolidation, benefit from all the challenges and the negotiations etc. that have happened in these times, I think we have come out stronger. We have demonstrated that we are able to sustain our margins. So clearly again that shows the robustness and the strength of the model. We are confident that we are going to emerge stronger when the economy improves. We are sharpening our focus on research, development, IP- based solutions, new engagement models, so that we can be flexible, we can meet the expectations of our clients,. The trends are there. We clearly see that trends like cloud computing, utility model and things like that so we are preparing ourselves to take advantage of those things. We are expanding geographically creating centers outside India. We are investing in sales and we believe that our strength in managing large deals, managing large transformational projects, all will help us as the situation improves. Thank you and we are open for Q&A. Thanks

Gautam Das

This is Gautam Das from Deccan Chronicle. Kris, can you put a little more color on the environment and tell us if the era of sequential de-growth is over. Are there enough deals in the market to say that? Thank you

Kris Gopalakrishnan

If you look at this quarter, we are showing a volume growth of 2.3%. revenue growth of 2.8%. If you look at the guidance, we are looking at a sequential growth of app 1% for the next 2 quarters. For next year, we will come back to you at the end of this fiscal year but clearly this year we are saying that yes a small growth we will continue for the next two quarters.

Balaji

The projected revenue guidance, Mr. Gopalakrishnan, average I took as Rs 5368 crores but it is shown that Rs. 5585 crores, an increase of Rs 219 crores. Could you explain from where you got this thing inspite of the currency volatility? For quarter 3 the guidance shows dip both sequentially and also fiscal. And so I would like to know first is how is this in spite of the fiscal guidance that you gave for 2nd Quarter was Rs. 5368 but it has gone up to Rs. 5585 crores, this Rs. 219 crores how much is it because of the exchange rate and how much because of the ….?

V. Balakrishnan

It is mainly because of the cross currency movements, dollar depreciated against all the major currencies. That gave something around $18 million extra revenues that is why the Rupee number is higher as compared to the guidance we had given.

Shamit Paul:

This is Shamit Paul from Business Line. Question on the business environment, Kris said that it is stable but the clients are still cautious but the 2nd Quarter numbers were good. So do you expect this growth momentum to continue or is it a function of pent up demand that gave deals in this particular quarter?

S. D. Shibulal

So as we said, we are seeing stability and caution both and some decisions are being made. So that is what is driving behavior. Our guidance is a statement of facts as we see it today. So we are considering the current environment, the stability which we are seeing, the deal pipeline and also the caution from the clients in their survey as well as remarks and that is where the guidance is going. So based on that, we have guided for 0.1% to 1% growth in Q3. We believe that the environment will remain stable. At the same time, if there is an opportunity to take more business or to engage with clients on more business, we will definitely do that. We are fully prepared, our utilization is 73%, we have enough leeway in utilization. We are investing in sales and marketing. So we are fully prepared to take advantage of any opportunity which will come through.

Balaji

Sir, my question was not unanswered by Mr. Gopalakrishnan. Sir I was asking that when you have shown that from the projected guidance an increase of Rs.217 Crores and he explained that because of that Dollar depreciated against currencies but for Quarter 3 guidance again you show less and then when you end up, you will again end up more, that will be again because of the currency or is it in revenue coming. The question is it continues to be flat or less than flat?

Kris Gopalakrishnan

See first thing to remember is we have assumed Rupee Dollar exchange rate at 47. So there is an impact because of that. Now will we end up more or not. As Shibu said we have the capacity to take advantage of any opportunity we see. So if the business continues to be robust, continues to be there, we could end up better but right now as we see today, our model shows that we will have a revenue that is what we have given. Based on the model, this is the guidance which we have given.

Balaji

Yeah, but the fiscal year guidance, quarter-on-quarter again it has gone up substantially. It actually touched Rs 220 billion from Rs 217 billion. What could that reason be that you find more revenue coming in 3rd and 4th Quarter?

Kris Gopalakrishnan

We have done better in the first half and then we are saying that this momentum will give us better growth in this 3rd and 4th quarter. So that is reflected in our guidance.

Balaji

In spite of any fluctuation in the currencies, despite that?

Kris Gopalakrishnan

No, currency we have assume to be Rs.47 to the Dollar. If currency moves significantly down, significantly up, yes it will have an impact in spite of the hedging etc. we have today. Our assumption is the exchange rate is 47 for modeling purposes.

Balaji

Okay sir, thank you.

Analyst

A question for Mr. Balakrishnan, what is your hedging position and do you continue with the short-term strategy or do you intend to change it in anyway?

V. Balakrishnan

Our hedging position is around $699 million. We will continue to take a short-term view because extreme volatility continues even now. If you look at all the cross currencies, they moved by around 10% in this quarter and rupee is also behaving in the same way. It has gone up to 46.30 or so from something around 50 at the end of March. So it is very difficult to take a long-term view in a very volatile environment like this. So we will continue to take a short-term view.

Mr. Rahul

This is Rahul from Business Today. Could you give me some more background on this maintaining your margins, what are the specific lines you are talking about that give you perhaps higher margins than the average company margins in terms of maybe systems integration or other service lines?

S. D. Shibulal

So the margins, first of all it is an aspiration for us. We aspire to have one of the best margins in the industry. We have multiple levers by which we can maintain our margins. Of course we have service lines like System Integration, Consulting and Enterprise Solutions some of them giving us higher revenue productivity as well as higher margins. We also have service lines like infrastructure management, independent validation services they do give us better margins due to their higher level of offshore. So then from a client base of course we have clients at varying levels and as I said we have multiple levers which we can use. It is not only these, we have a pyramid structure of the organization, scales benefits from growth, then the investments we make into other initiatives. So there are multiple levers which we can use to manage our margins.

Shamit Paul

Hi this is Shamit again, the volume growth that you have seen has it come mainly from North America and how is Europe doing in that?

Ashok Vemuri

I will address the North America part of it. We have seen actual volume growth in North America compared to previous quarters and this is across multiple sectors. We have seen growth in BFSI, we have seen growth in retail, we are seeing growth in the utility sector which is benefiting from the increased stimulus packages. We are seeing an improvement in outlook for insurance and healthcare as well.

BG Srinivas

With respect to Europe, this quarter we have not seen growth but again not surprisingly so because typically there is always a lag effect and the challenges in Europe continue in terms of demand outlook, unemployment. However, we are seeing traction in terms of client activity and this is across sectors, both in UK and the continent. So this dialog going forward could yield to a pipeline and albeit the growth will pick up, the pace at which the growth will pickup will definitely continue to be muted.

Analyst

Your number of active clients has gone up by 2 while you have added 35 new clients. So have some of the clients left?

Kris Gopalakrishnan

We have a very stringent criteria for considering somebody as a client. There is a LTM level revenue threshold which we need to achieve. So is it possible that some of them have gone off that threshold and that is why this happens. We also have transactional clients right especially in some of them in Finacle, some of them in consulting who comes through for couple of transactions before they stabilize into long-term clients. So during those transactions they might come into the client list and then get dropped off, that is why the net addition and the gross additions are different.

Analyst

Kris like you showed in the chart, client data.

S.D. Shibulal

No it is an LTM basis.

Balaji

Last 12 months, so the last 12 months, you lost out a client of $300 million?

Kris Gopalakrishnan

Yeah so our largest client gives us now 4.6% of revenues. The size of the top 10 has not changed significantly if you look at from a last 12 months perspective but definitely the largest client is now 4.6% revenues. The currency movement has an impact on this also.

Balaji

So in continuation of that, consolidated and standalone inaudible (24:02) client … means it the impact actually of this slowdown _____subsidiaries though there is a profit of 102 addition …

V. Balakrishnan

No today almost all the subsidiaries are profitable except Brazil which is still is in the growth phase. Otherwise BPO is profitable, Australia has some 7% net margin, Infosys Consulting has 6% net margin, China has 12%. So, almost all the subsidiaries are contributing to the group profits now

Biju

This is Biju from Business Standard newspaper. Question for Mr. Kris, you mentioned about your strengthening even in this kind of environment also you are strengthening the sales & marketing side but the expenses last quarter, we can see there is a drop of Rs. 537 crores compared Rs. 560 crores previous quarter, what is the reason? Does it mean that henceforth now you will go on increasing your spends on sales and marketing because you are seeing more traction, thanks?

Kris Gopalakrishnan

It is partly due to currency and partly of course we had to look at some of the marketing-related activities and make sure that given the churning environment in which we are, we need to rationalize some of those things. Going forward, if the growth is there definitely we will start spending more on sales and marketing. Our current assumption is that we will continue to invest in building capacity in sales and marketing. We will continue to recruit in sales and marketing, we are expanding our presence in new markets like Middle East, Latin and South America. We are expanding into businesses like government. We are investing in India. We are investing in China. So all these things will continue. We are, of course, tightly managing the business given the environment in which we are today.

Analyst

Thank you, sir. And other question is the other income, can you give an idea, it has just gone up quite significantly to Rs. 5 crore, what are these incomes? The other income has gone up, so from where did you get this number?

V. Balakrishnan

The other income is basically a function of treasury income we get because of investments we do and also the exchange variations. If you look at last quarter, in Q1, treasury income was Rs. 236 crores, this quarter is Rs. 218 crores, but exchange was positive to an extent of Rs. 31 crores in the first quarter, now it is only Rs. 14 crores. That is the big difference.

Analyst

How will increase in sales and marketing expense impact your margins?

Kris Gopalakrishnan

Given the growth and the efficiency, if you look at the second half of the year the impact comes primarily because of the salary and compensation increase we are giving now. We are able to absorb all other increases we are planning. So the impact is primarily due to the compensation increase.

Analyst

Question for Mr. Shibulal. Sir, you have not mentioned the kind of deals that you won during the quarter, if you could give us an indication of the deals that you have won?

SD Shibulal

Our strategies are seeing traction in the market. We have won transformational deals this quarter, I think the number is two or three. We have won large deals in the first half, nine of them. Some of them are consolidation opportunities where clients have decided to consolidate their partners, reduce it from a large number to a small number and we have benefited from those consolidations. So we had nine large deals won in H1 and transformational deals this quarter. We are working on five instances of M&A related work with financial institutions. So we are seeing traction due to the M&A which happened in the financial services space. If you look at service lines there is growth in infrastructure management which is remote infrastructure management, BPO – process management related work in BPO and in system integration. System integration work is related to what I mentioned on the M&A side.

Akansha

This is Akansha from Cybermedia. I have a question. I would like to know more about your investments in Brazil especially about the Development Center that you are establishing there. You said China has around 1,000 people. How big this would be? And also there is some indication about 2 million square feet under completion. Would like to have some idea about that?

Kris Gopalakrishnan

We have set up our subsidiaries outside of India. We have them in China, Mexico and Brazil. We have just initiated operations in Brazil. It will take obviously some time to grow that. But we have a fairly active roster of clients that are willing to participate in that center. Brazil is clearly to cater to the Brazilian market, local domestic as well as international clients that have a presence there. Mexico, we have opened our second development center in Monterrey. So our total capacity there has actually gone up. And in China, we continue to expand both from capability perspective, adding people, we have expanded the services footprint that we can offer from China, including BPO, Finacle, etc. And these are actually expanding fairly rapidly. So today we can act out of China, address our global clients as well as the local Chinese market. And in Mexico as well we are now initiating coverage of the local Mexican market and use that as a take-off point for addressing the rest of the Latin American market.

Mohandas Pai

We have work in progress in infrastructure in Chennai, in Hyderabad, and in Mysore, and in Thiruvananthapuram where the new campus is coming up. This is in India, not abroad.

Balaji

Mr. Pai, can you explain why 4521 people left this quarter?

Mohandas Pai

Well, a similar number left last quarter

Balaji

Last quarter your addition is 1548.

TV Mohandas Pai

Yes.

Analyst

Last quarter actually it was minus. 945.

TV Mohandas Pai

Last time the gross addition was 3,538 something. Yeah. This time the gross has gone to 6,069. And the people who left is the same, almost the same, it was stabilized. There is a higher attrition in the BPO than in the parent company. In the parent company, attrition has come down to 10.9% LTM. And the voluntary attrition is down to 7.5% from 8.2% the previous quarter. And the involuntary attrition is mostly in the training space. So in the sense that that they have to pass the test of a training and then since larger numbers have come, the numbers are here, in this quarter. Otherwise I think it is normal, attrition has come down. We are hiring people as per the plan. We are increasing the total gross hire this year from 18,000 to 20,000 and the 2,000 extra people that we hire are going to be in the BPO and laterals for the parent company.

Hari

Hari from Bloomberg. Question for any of the executives who might want to talk about. I am just curious do you track the rankings of Infosys by sales and would you know where you stand in terms of, your the world’s x-largest company in terms of services? And also any comments you are going to make on where you want to be in ten years from now and what kind of opportunities you see in. How you are preparing for that? Thank you.

Kris Gopalakrishnan

See, if you look at our vision statement our aspiration is to be the most respected corporation. So yes, we can look at by size and things like that. But what matters is, are you meeting or exceeding the expectations of your clients? We have seen an improvement in our customer satisfaction. Are you able to attract the best and the brightest people to join you and work for you? We believe we have one of the best talents available in the industry. And then are you meeting the expectations of your investors? Investors or analysts will have to answer that question. We tried to give the best performance, overall performance in the industry. And lastly are we good corporate citizens? Are we running the business legally, ethically, etc? And we again believe that we are doing that. So those are the things we look at and those are the things we everyday make sure that we are doing.

Hari

Still would you have a number or how many companies are out there that are larger than you by sales?

Kris Gopalakrishnan

If you look at the technology analyst reports etc., Infosys figures in the leadership quadrant more and more in more and more services. So for example in infrastructure management or enterprise solutions etc., we are clearly seen as in the leadership quadrant today. And that is what we look for. And that is where we want to be positioned as – as a leader in the industry. Typically, there are a few companies who will appear as leaders in the industry and we are part of that leadership quadrant.

Hari

Second part of my question is about your comments on where do you see yourself 10 years from now.

Kris Gopalakrishnan

So somebody was just joking saying that we have to now have an astrologer with us. This is our 28th year of operations. In 1981 the company was founded. And we have grown substantially, done well. What I can say for sure is the company will be strong, company will have significant number of employees, it will be one of the leaders in the industry. What size, what revenue, we cannot even tell you what is next year’s revenue, right? So I cannot talk about 10 years from now.

Hari

My question was not really in terms of revenues or size, more in terms of the nature of work that you do.

Kris Gopalakrishnan

Business is changing. 10 years back, Infosys was primarily a technology solutions company providing application development and maintenance. Today we have full service capabilities all the way from consulting to infrastructure management, system integration and business process management. We have one of the most successful products out of India today in Finacle. So we have a breadth of services, a growing portfolio of IP, solutions etc. The nature of service delivery is changing. Rather than doing projects in time material, fixed price etc, we are more and more delivering services as a utility on a ‘pay-as-you-go’ model. That model will increase in size and we are preparing ourselves for that. So 10 years from now definitely Infosys will look very different in the way it delivers services. It will have significant capability in intellectual property, ownership solutions, etc. So a good mix of consultative services, our traditional operational services and a set of product solutions, etc., What exactly the mix will be maybe one-third, one-third, one-third. But actual numbers we have to wait.

Sumeet

Hi, Sumeet from Reuters news. Your cash and cash equivalents have risen to US$2.8 billion now. And some of you have earlier said that acquisition is like a marriage for Infosys. Is there any plan to date or flirt with someone in the near future or do you strictly believe in staying single and happy?

Kris Gopalakrishnan

Definitely we do look for opportunities to date, for marriage, etc. But let us wait. We will send you the invitation later.

Balaji

$ 2.8 billion you said. But you mentioned in 13,796, is it $49 that rate you put into year-on-year?

V. Balakrishnan

No, we have taken $47 for Rupee for next two quarters. $ 2.8 billion is based on the quarter end rate which is 48.11.

Balaji

And the correlation now with respect to employees retention and then also with in respect to currency fluctuations with the economy improving and then more capital inflows coming. Do you see more volatility and then the Rupee appreciating further?

V. Balakrishnan

Yeah, yeah. That is the biggest problem. Some $ 13 billion came (to India) because of FII money, some $ 10 billion has come because of QIP and ADR. So that is putting lot of pressure on the currency. That is why it has gone back to 46.30 now from something around 50 some two quarters back. But extreme volatility is not only in rupee, even in the cross currency. They are all moving at 10-15% each quarter. That is the biggest challenge for all the export industries.

Balaji

Has board deliberated upon this observation by the government, one minister about the CEO salaries being what it is?

Mohandas Pai

Well honestly, we do not have the issue because we pay our CEO very less. We had a discussion on the CEO salary in this company and we decided some four, five years back, that people who are not founders or substantial shareholders could get a higher compensation and people who are founders and who are shareholders also, they decided they want less. CEO, COO fall in that category and for the reason they said we must set good norms for ourselves and in the company. So we have a CEO and COO who get less than other members of the board and less than other senior members of this company. So we do not have this issue of CEO and COO being paid very high salaries. And 50% of what they get is tied into the performance of the company both the top line and the bottom line. And when things went down over the last three, four quarters, all of us voluntarily took a deep cut in our variable pay, much more than the rest of the company. So the board led by example, the board took the deepest cut followed by the members of the Executive Council, followed by people who hold titles and then the rest of Infosys to demonstrate that in tough time, leaders have to lead and walk the talk and it is not possible that leaders get more compensation in tough times while others are feeling the pain. So I think we are okay. We confirm with all Government of India norms and every norm that you want. And none of us get paid vulgar salaries or outrageous salaries.

Deepak

Mr. Pai, Deepak from Business Standard again. Especially in a period like this, attrition has come down quite significantly across industry, in IT some more. You mentioned that the attrition in the BPO side is more than the parent company and can you just give an idea what the attrition in the BPO and what is the reason? Is it the reason that sometime back shifted some employees from Infosys Technologies to the BPO side of the business? Are they leaving being dissatisfied?

TV Mohandas Pai

Those people have not left. But I will ask Amitabh to answer the question.

Amitabh

Well, the attrition of the BPO industry has always been a multiple of the IT industry for a long period of time. So it is not that Infosys is any different. The BPO industry has had attrition of more than 50% for a long period of time. We have operated anywhere from 25% to 35%. Our attrition has moved up this quarter. It has gone up to about 35% for this quarter, last 12 months was about 33% partly due to the fact that I think we have delayed salary increases for a very, very valid reason. Now we have announced it and hopefully the attrition will fall in line with what we have seen in the past. Also the activity in the BPO industry is picking up a little bit especially from the captive side. So people have had some alternatives outside of Infosys BPO. But overall we are much, much lower than the industry. So we are okay.

Analyst

Question to Ashok sir. You meet your banking clients on a regular basis. Has any of the major banks in the U.S. or Europe offered their technology units for you to buy?

Ashok Vemuri

There are some transactions in the marketplace. Like any other purchase that we would make, we have to evaluate what is the benefit that will accrue to us. What is the leverage that we can have of the asset, both physical as well as intellectual that we would get from such an offer. And we have evaluated any offer that is out there on those parameters.

Analyst

Sorry. Right now you are not evaluating them?

Ashok Vemuri

We are always in a constant state of evaluation. We are in a business. We are always looking at opportunities and those that fit in with our broad strategy, are the ones that we will go ahead with.

Kris Gopalakrishnan

So the last question?

Balaji

IFRS financials, I noticed that in April and then July and now, October, consistently you maintain that in dollar terms, year-on-year and even quarterly it continues to decline, top line revenue. Does that also have to do with the currency? I have to claim that the business climate has improved

Kris Gopalakrishnan

It is not just currency. We had a decline. If you look at the projections for the next two quarters, we are showing an increase, this quarter also we have shown sequentially increase. So sequential increase is starting to come back to the business. On the outlook, we had projected a sequential growth of 1% for next two quarters and next year we will see. But definitely we are projecting growth at this point.

So thank you all very much and looking forward to interacting with you during the quarter. Thanks.